SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 5)*


                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  58446J 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Brad Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
    Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)


                               December 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

=====================                                          =================
CUSIP NO. 58446J 10 8                                          Page 2 of 4 Pages
=====================                                          =================

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

     Norton Herrick
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                 (b)  [X]



________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                                 [_]
     TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER
 NUMBER OF
  SHARES            4,014,540 as of January 20, 2000
BENEFICIALLY   _________________________________________________________________
 OWNED BY      8    SHARED VOTING POWER
   EACH
 REPORTING                  0
  PERSON       _________________________________________________________________
   WITH        9    SOLE DISPOSITIVE POWER

                    4,014,540 as of January 20, 2000
              _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                            0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON

        4,014,540 (includes shares of Common Stock issuable upon exercise or conversion of options, warrants and a convertible note) as of
     January 20, 2000.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT                           [X]
     IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Does not include 2,714,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the 2,714,180 shares held by the N. Herrick Trust.
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)

     31.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

        Not Applicable

Item 4. Purpose of Transaction.

        This Amendment reports the following transactions:

     On December 21, 1999, the Reporting Person entered into a letter agreement with a third party which provided that the third party would purchase the Reporting Person's $9 million principal amount convertible note (the "Convertible Note") issued by the Company. The third party purchased $4,223,750 principal amount of the Convertible Note. On January 24, 2000, the Reporting Person and the third party amended the letter agreement and terminated the third party's right to purchase any additional portion of the Convertible Note. Pursuant to the December 1998 Letter (as defined and described in Amendment No. 4 to this Schedule 13D), the Company issued to the Reporting Person warrants to purchase additional 98,554 shares of Common Stock at an exercise price of $8.41 per share from December 27, 1999 through January 20, 2000 as a result of the sale of the Convertible Note. On January 4, 2000, the Company granted to the Reporting Person options under its 1999 Stock Incentive Plan to purchase 300,000 shares of Common Stock at an exercise price of $10.375 per share. On January 11, 2000, the M.E. Herrick Irrevocable Trust (the "Trust") was terminated. The trustee of the Trust had granted to the Reporting Person sole dispositive poser over the shares held by the Trust, which dispositive power terminated upon termination of the Trust.

Item 5. Interest in Securities of the Issuer.

     As of January 20, 2000, the Reporting Person beneficially owned an aggregate of 4,014,540 shares of Common Stock constituting approximately 31.0% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment to this Schedule 13D.

Item 7. Materials to be filed as Exhibits.

        None



                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 3, 2000



                                                              /s/ Norton Herrick
                                                              ------------------
                                                                  Norton Herrick



















                               Page 4 of 4 Pages